
July 24, 2012

Via E-Mail
Mr. Robin Freestone
Chief Financial Officer
Pearson Plc
80 Strand
London, England WC2R 0RL

> **Re:** **Pearson Plc**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 001-16055**

Dear Mr. Freestone

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Consolidated Income Statement, page F-3

1. We note that in the year ended December 31, 2011, you have presented the profit on sale of associate as operating profit on the consolidated income statement. Please explain to us why you believe it is appropriate to include this amount, and the share of results of joint ventures and associates, as operating profit, rather than non operating income. Also, in light of the relatively small amount recorded on your balance sheet related to your 50% investment in FTSE, please tell us why you believe you were able to recognize such a significant gain on the sale of your investment.

Note 1. Accounting Policies
(e) Intangible Assets, page F-11

2. We note your disclosure that acquired intangibles such as customer lists and relationships, trademarks and brands, publishing rights, content and technology are amortized over their estimated useful lives of between two and 20 years. In light of the significance of these assets to total assets, we believe that you should separately disclose the useful life for each major class of intangible asset (i.e. customer lists, trademarks, publishing rights, etc.). Please respond to us, and revise the notes to the financial statements to disclose the useful lives of each of these major categories of intangible assets. Also, please tell us the useful life assigned to the £200 million customer list and relationship intangible asset acquired during 2011 and explain why you believe that the useful life assigned is appropriate.

(j) Cash and Cash Equivalents, page F-13

3. We note your disclosure that short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents. Movements on these financial instruments are classified as cash flows from financing activities in the cash flow statement as these amounts are used to offset the borrowings of the group. Please tell us in further detail, why you believe it is appropriate to reflect these cash flows as cash flows from financing activities rather than investing activities pursuant to IAS 7. Also, please clarify whether such cash flows are presented on a gross basis or net of the related financing cash flows in your statement of cash flows. If such cash flows are presented on a net rather than gross basis, please explain why you believe this treatment is appropriate. Refer to the guidance in paragraph 21 of IAS 7.

Note 7. Income Tax, page F-26

4. We note from your reconciliation of income tax calculated at the UK rate to the tax charge reflected in the income statement, that there was a significant adjustment in 2011 for "adjustments in respect of prior years." Please explain to us the nature of these adjustments and tell us why you believe it is appropriate to adjust the 2011 tax provision for these amounts rather than account for the adjustments as corrections of an error in prior periods.

Note 11. Intangible Assets

5. We note the disclosure on page F-32 indicating that following a reorganization within the International Education business, the CGUs have been re-analysed into Emerging markets, UK and Rest of World to align with the management and reporting structure. We also note that the goodwill has been reallocated accordingly. Please tell us and revise the notes to your financial statements to disclose the method that was used to reallocate

the goodwill to the reorganized CGUs. Refer to the guidance outlined in paragraph 87 of IAS 36.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief